1(212) 318-6736 ryanjohnson@paulhastings.com

January 22, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Registrant”)
Registration Statement on Form N-1A
Securities Act File No. 333-249489

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form N-1A filed with EDGAR submission type N-1A, which was accepted via the EDGAR system at 4:19 p.m. on October 15, 2020 (Accession No. 0001193125-20-270276). The Registration Statement was erroneously filed as an N-1A instead of an N-1A/A filing.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Registration Statement filed under the EDGAR submission type N-1A.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Very truly yours,

/s/ Ryan Johnson

Ryan Johnson

for Paul Hastings LLP

cc:	Mike R. Rosella
Vadim Avdeychik
John C. Ball
Peter Goldstein